SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Och-Ziff Capital Management Group LLC

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

67551U105

(CUSIP Number)

Jeffrey C. Blockinger

Chief Legal Officer

Och-Ziff Capital Management Group LLC

9 West 57th Street

New York, NY 10019

(212) 790-0041

(Name, address and telephone number of person authorized to receive notices and communications)

April 10, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

13D

CUSIP No. 67551U105

1	NAME OF REPORTING PERSON Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 63,352,308[1]
8 SHARED VOTING POWER: 93,594,143[2]
9 SOLE DISPOSITIVE POWER: 63,352,308[3]
10 SHARED DISPOSITIVE POWER: 147,365,207[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 289,217,513[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.2%[6]
14	TYPE OF REPORTING PERSON: IN

1	Represents 1,957,071 Class A Shares of the Issuer (as defined below) directly held by the Reporting Person and 61,395,237 Class A Shares of the Issuer that the Reporting Person has the right to receive upon the exchange by the Reporting Person of equity securities (the “Group A Units”) of certain Issuer affiliated partnerships (the “Och-Ziff Operating Group”). Does not include the right of the Reporting Person, pursuant to the Class B Shareholders Agreement described in response to Item 6 of the Initial Schedule 13D (as defined below), to vote 154,989,380 Class B Shares of the Issuer that the Reporting Person directly owns (inclusive of the 61,395,237 Class B Shares held by the Reporting Person that would be automatically canceled upon the exchange of Group A Units for Class A Shares) and 132,271,062 Class B Shares of the Issuer that are subject to an irrevocable voting proxy given to the Reporting Person by the limited partners of the Och-Ziff Operating Group who are identified in Item 5 of the Statement. The Class B Shares of the Issuer are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Class B Shares of the Issuer consist only of voting rights of the Issuer, do not represent any economic interest in the Issuer (or any of its affiliates) and are automatically canceled upon the issuance of Class A Shares of the Issuer upon the exchange of Group A Units of the Och-Ziff Operating Group as described herein.

2	Represents 93,594,143 Class A Shares of the Issuer which certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of Group A Units of the Och-Ziff Operating Group, over which the Reporting Person may be deemed to have shared voting power, when combined with certain equity securities of one of the Issuer affiliated partnerships within the Och-Ziff Operating Group held by the Reporting Person (such equity securities held by the Reporting Person being combined have not been included in Row 7 above).
3	Represents the 63,352,308 Class A Shares of the Issuer referred to in Row 7 and as described in footnote 1.
4	Represents the following securities over which the Reporting Person may be deemed to have shared dispositive power, as further described in Item 5: (i) 132,271,062 Class A Shares of the Issuer which certain limited partners have the right to receive upon the exchange by such limited partners of equity securities of certain Issuer affiliated partnerships and (ii) 15,094,145 Class A Shares of the Issuer that certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships (which may be so exchanged only when combined with certain other equity securities of one of such Issuer affiliated partnerships held by the Reporting Person, which other equity securities are not included in Row 9 above).
5	Represents (i) 154,989,380 Class A Shares which the Reporting Person and certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by the Reporting Person and such trusts of equity securities of certain Issuer affiliated partnerships, (ii) 1,957,071 Class A Shares of the Issuer directly held by the Reporting Person, and (iii) 132,271,062 Class A Shares of the Issuer which certain limited partners of certain Issuer affiliated partnerships have the right to receive upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
6	See Item 5(a) of this Schedule 13D.

ITEM 1	Security and Issuer

This Amendment No. 14 on Schedule 13D (this “Schedule 13D”) relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”) and amends and further supplements the Schedule 13D filed by the Reporting Person on November 19, 2007 (the “Initial Schedule 13D”) as amended by the Reporting Person by Amendment No. 1 to Schedule 13D filed on November 13, 2008, Amendment No. 2 to Schedule 13D filed on December 23, 2008, Amendment No. 3 to Schedule 13D filed on January 2, 2009, Amendment No. 4 to Schedule 13D filed on May 14, 2009, Amendment No. 5 to Schedule 13D filed on June 16, 2009, Amendment No. 6 to Schedule 13D filed on November 13, 2009, Amendment No. 7 to Schedule 13D filed on December 30, 2009, and Amendment No. 8 to Schedule 13D filed on March 18, 2010, Amendment No. 9 to Schedule 13D filed on May 25, 2010, Amendment No. 10 to Schedule 13D filed on December 13, 2011, Amendment No. 11 to Schedule 13D filed on May 24, 2012, Amendment No. 12 to Schedule 13D filed on November 19, 2012 and Amendment No. 13 to Schedule 13D filed February 15, 2013 (the Initial Schedule 13D as so amended, the “Statement”). The Reporting Person is filing this Schedule 13D to report the issuance of 2,124,048 Group A Units that the Reporting Person may be deemed to beneficially own that were issued to certain limited partners of the Och-Ziff Operating Group upon the conversion of an equal number of previously outstanding Class D operating group units of the Och-Ziff Operating Group. Except as expressly set forth herein, there have been no changes to the Statement. The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.

ITEM 5	Interest in Securities of the Issuer

Section (a) of Item 5 of the Statement is hereby amended and restated to read as follows:

(a) As of the date hereof, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed to beneficially own (i) 61,395,237 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, (ii) 1,957,071 Class A Shares of the Issuer directly held by the Reporting Person, (iii) 93,594,143 Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships and (iv) 132,271,062 Class A Shares which certain limited partners have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships and over which the Reporting Person may be deemed to have shared dispositive power by reason of the drag along provisions of the Partnership Agreements described under “Partnership Agreements of Issuer Affiliated Partnerships” in Item 6 of this Statement. As of April 9, 2013, the Issuer had 149,927,143 Class A Shares outstanding. In the future, the Issuer may issue additional Class A Shares that may be deemed beneficially owned by the Reporting Person as follows: (i) an aggregate of 154,989,380 Class A Shares which the Reporting Person and certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person and such trusts of equity securities of certain Issuer affiliated partnerships, and (ii) 132,271,062 Class A Shares which certain limited partners of certain Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships and over which the Reporting Person may be deemed to have shared dispositive power. Assuming the future issuance of such Class A Shares, the Reporting Person may be deemed to beneficially own Class A Shares representing 66.2% of the number of outstanding Class A Shares as of April 9, 2013.

The first paragraph of Section (b) of Item 5 of the Statement is hereby amended and restated to read as follows:

(b) For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed (i) to have sole voting and dispositive power over (x) 61,395,237 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, and (y) 1,957,071 Class A Shares of the Issuer directly held by the Reporting Person, (ii) to have shared voting power over an aggregate of 93,594,143 Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, and (iii) to have shared dispositive power over the 132,271,062 Class A Shares which certain limited partners of certain Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 12, 2013

By:	/s/ Jeffrey C. Blockinger
Name:	Jeffrey C. Blockinger
Title:	Attorney-in-fact